SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Atlassian Corporation Plc
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G06242104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 14

CUSIP NO. G06242104	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,299,160 shares[1], all of which are directly owned by A9. Accel IX Associates L.L.C. (“A9A”), the general partner of A9, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,299,160 shares[1], all of which are directly owned by A9. A9A, the general partner of A9, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,299,160
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.0%[2]
12	TYPE OF REPORTING PERSON*	PN

1 Consists of (i) 720,702 Class A ordinary shares and (ii) 1,578,458 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

2 This percentage is calculated based on 58,169,492 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 1,578,458 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 1,578,458 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 244,835 shares[3], all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 244,835 shares[3], all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	244,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%[4]
12	TYPE OF REPORTING PERSON*	PN

3 Consists of (i) 76,744 Class A ordinary shares and (ii) 168,091 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

4 This percentage is calculated based on 56,759,125 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 168,091 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 168,091 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C. (“A9A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,543,995 shares[5], of which 2,299,160 are directly owned by A9 and 244,835 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,543,995 shares[5], of which 2,299,160 are directly owned by A9 and 244,835 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,543,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.4%[6]
12	TYPE OF REPORTING PERSON	OO

5 Consists of (i) 797,446 Class A ordinary shares and (ii) 1,746,549 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

6 This percentage is calculated based on 58,337,583 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 1,746,549 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 1,746,549 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2010 (B) L.L.C. (“AI10B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 173,368 shares.[7]
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 173,368 shares.[7]
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	173,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%[8]
12	TYPE OF REPORTING PERSON*	00

7 Consists of (i) 54,347 Class A ordinary shares and (ii) 119,021 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

8 This percentage is calculated based on 56,710,055 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 119,021 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 119,021 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund L.P. (“AGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,697,456 shares[9], all of which are owned by AGF. Accel Growth Fund Associates L.L.C. (“AGFA”), the general partner of AGF, may be deemed to have sole power to vote these shares, and Richard P. Wong (“RPW”), a director of the issuer and managing member of AGFA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

10,697,456 shares[9], all of which are owned by AGF. AGFA, the general partner of AGF, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,697,456
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	16.7%[10]
12	TYPE OF REPORTING PERSON*	PN

9 Consists of (i) 3,353,252 Class A ordinary shares and (ii) 7,344,204 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

10 This percentage is calculated based on 63,935,238 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 7,344,204 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 7,344,204 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Strategic Partners L.P. (“AGFSP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

209,409 shares[11], all of which are directly owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of AGFA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

209,409 shares[11], all of which are directly owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	209,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%[12]
12	TYPE OF REPORTING PERSON*	PN

11 Consists of (i) 65,642 Class A ordinary shares and (ii) 143,767 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

12 This percentage is calculated based on 56,734,801 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 143,767 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 143,767 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 8 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Associates L.L.C. (“AGFA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,906,865 shares[13], of which 10,697,456 are directly owned by AGF and 209,409 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of AGFA, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

10,906,865 shares[13], of which 10,697,456 are directly owned by AGF and 209,409 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,906,865
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	17.0%[14]
12	TYPE OF REPORTING PERSON*	00

13 Consists of (i) 3,418,894 Class A ordinary shares and (ii) 7,487,971 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

14 This percentage is calculated based on 64,079,005 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 7,487,971 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 7,487,971 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 9 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2010 L.L.C. (“AGFI10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 727,127 shares[15], and RPW, a director of the issuer and managing member of AGFI10, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 727,127 shares[15], and RPW, a director of the issuer and managing member of AGFI10, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	727,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%[16]
12	TYPE OF REPORTING PERSON*	00

15 Consists of (i) 227,924 Class A ordinary shares and (ii) 499,203 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

16 This percentage is calculated based on 57,090,237 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 499,203 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 499,203 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 10 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard P. Wong (“RPW”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6

SHARED VOTING POWER

11,633,992 shares[17], of which 10,697,456 are directly owned by AGF, 209,409 are directly owned by AGFSP and 727,127 are directly owned by AGFI10. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares, and RPW, a director of the issuer and managing member of AGFA and AGFI10, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
	8

SHARED DISPOSITIVE POWER

11,633,992 shares[17], of which 10,697,456 are directly owned by AGF, 209,409 are directly owned by AGFSP and 727,127 are directly owned by AGFI10. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares, and RPW, a director of the issuer and managing member of AGFA and AGFI10, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,633,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	18.0%[18]
12	TYPE OF REPORTING PERSON*	IN

17 Consists of (i) 3,646,818 Class A ordinary shares and (ii) 7,987,174 Class B ordinary shares which convert into Class A ordinary shares on a 1-for-1 basis.

18 This percentage is calculated based on 64,578,208 shares, which is the number of Class A ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 plus 7,987,174 Class B ordinary shares, and does not include the 155,803,022 shares of Class B ordinary shares disclosed by the Issuer to be outstanding as of December 31, 2015 other than with respect to such 7,987,174 Class B ordinary shares.

CUSIP NO. G06242104	13 G	Page 11 of 17

ITEM 1(A).	NAME OF ISSUER

Atlassian Corporation Plc

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

173-185 Sussex Street
Sydney, Australia NSW2000

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel Investors 2010 (B) L.L.C., a Delaware limited liability company (“AI10B”), Accel Growth Fund L.P., a Delaware limited partnership (“AGF”), Accel Growth Fund Strategic Partners L.P., a Delaware limited partnership (“AGFSP”), Accel Growth Fund Associates L.L.C., a Delaware limited liability company (“AGFA”), Accel Growth Fund Investors 2010 L.L.C., a Delaware limited liability company (“AGFI10”) and Richard P. Wong (“RPW”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

A9A is the general partner of A9 and A9SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP. AGFA is the general partner of AGF and AGFSP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF and AGFSP. RPW is a director of the issuer and managing member of AGFA and AGFI10, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AGF, AGFSP and AGFI10.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners
428 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9, A9SP, AGF and AGFSP are Delaware limited partnerships. A9A, AGFA, AI10B and AGFI10 are Delaware limited liability companies. RPW is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A ordinary shares.

ITEM 2(E)	CUSIP NUMBER

G06242104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2015.

CUSIP NO. G06242104	13 G	Page 12 of 17

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A9, A9SP, AGF and AGFSP, and the limited liability company agreements of A9A, AGFA, AI10B and AGFI10, the general partner and/or limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. G06242104	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

Entities:	Accel IX L.P.*
Accel IX Strategic Partners L.P.*
Accel IX Associates L.L.C.*
Accel Investors 2010 (B) L.L.C.
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Richard P. Wong*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G06242104	13 G	Page 14 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. G06242104	13 G	Page 15 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A ordinary shares of Atlassian Corporation Plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 16, 2016

Entities:	Accel IX L.P.*
Accel IX Strategic Partners L.P.*
Accel IX Associates L.L.C.*
Accel Investors 2010 (B) L.L.C.
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Richard P. Wong*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G06242104	13 G	Page 16 of 17

exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints Tracy L. Sedlock his, her or its true and lawful attorney-in-fact to:

(1)          execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2)          do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the United States Securities and Exchange Commission or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such foregoing attorney-in-fact.

CUSIP NO. G06242104	13 G	Page 17 of 17

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of February, 2016. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

ACCEL GROWTH FUND INVESTORS 2010 L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L. Sedlock
Title: Managing Member

ACCEL INVESTORS 2010 (B) L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L. Sedlock
Title: Attorney-in-Fact